UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

Issue of JMD2,100,000,000 7.25 per cent. Fixed Rate Notes due April 19, 2029 payable in U.S. Dollars

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 19, 2024

The following information regarding an issue of Issue of JMD2,100,000,000 7.25 per cent. Fixed Rate Notes due April 19, 2029, payable in U.S. Dollars (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 11, 2022 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Final Terms dated April 17, 2024 (the “Final Terms”), and the Terms Agreement dated April 17, 2024 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. JMD2,100,000,000 7.25 per cent. Fixed Rate Notes due April 19, 2029 payable in U.S. Dollars

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. 7.25 per cent. per annum payable annually in arrears on April 19 of each year from and including April 19, 2025, and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. April 19, 2024.

(d)	Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes at the agreed rate of 154.9165 Jamaican Dollars per one United States Dollar). See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread. See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its

Articles of Agreement.

Item 7. Exhibits

A.	Information Statement (dated October 11, 2022);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (April 17, 2024); and

D.	Terms Agreement (April 17, 2024).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 11, 2022
[2]	Filed on October 25, 2021.

Exhibit C

EXECUTION VERSION

UK MiFIR product governance / Professional investors and ECPs target market

The Corporation does not fall under the scope of application of the UK MiFIR package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”) and professional clients as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression “manufacturer” means Citigroup Global Markets Limited and the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Final Terms dated April 17, 2024

International Finance Corporation

Issue of

JMD2,100,000,000 7.25 per cent. Fixed Rate Notes due April 19, 2029 payable in U.S. Dollars

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 3, 2023. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2646

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	The lawful currency of Jamaica (“Jamaican Dollars” or “JMD”) provided that all payments in respect of the Notes will be made in United States Dollars (“USD”).

4. Aggregate Nominal Amount:

(i) Series:	JMD2,100,000,000

(ii) Tranche:	JMD2,100,000,000

5. Issue Price:

100 per cent. of the Aggregate Nominal Amount

The Issue Price will be payable in USD in the amount of USD13,555,689.68 at the agreed Reference Rate of 154.9165 Jamaican Dollars per one United States Dollar

6. (i) Specified Denominations:	JMD1,000,000 and integral multiples of JMD1,000,000 in excess thereof

(ii) Calculation Amount:	JMD1,000,000

7. (i) Issue Date:	April 19, 2024

(ii) Interest Commencement Date:	April 19, 2024

8. Maturity Date:	April 19, 2029, subject to adjustment as provided under “Adjustment to Interest Payment Date, Early Redemption Date or Maturity Date”

9. Interest Basis:	7.25 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Not Applicable

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	7.25 per cent. per annum payable annually in arrear

(ii) Interest Payment Date(s):	April 19 in each year, from and including April 19, 2025, to and including the Maturity Date, subject to adjustment as provided under “Adjustment to Interest Payment Date or Maturity Date”

(iii) Fixed Coupon Amount

JMD72,500 per Calculation Amount, payable in USD and determined by the Determination Agent by applying the following formula on the applicable Valuation Date (as defined in item 23. below):

JMD 72,2500 divided by Reference Rate (as defined in item 23. below) and rounded to the nearest two decimal places with 0.005 being rounded upwards

(v) Day Count Fraction:	Actual/365 (unadjusted)

(vi) Determination Dates	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes	Not Applicable

16. Floating Rate Note Provisions	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Not Applicable

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	The Final Redemption Amount per Calculation Amount will be payable in USD and calculated by the Calculation Agent using the Reference Rate as determined by the Determination Agent, on the applicable Valuation Date, as follows:

Calculation Amount divided by Reference Rate Where: Adjustment to Interest Payment Date, Early Redemption Date or Maturity Date:

If, due to Unscheduled Holiday or Valuation Postponement, the USD/JMD Determination Date in respect of a payment date is not the scheduled USD/JMD Determination Date in respect of a payment date, then such payment date shall be postponed by each Business Day for which the USD/JMD Determination Date is so postponed.

For the avoidance of doubt, no additional interest or other additional amounts shall be payable by the Corporation in the event that the relevant Interest Payment Date, the Early Redemption Date or the Maturity Date is adjusted in accordance with the Following Business Day Convention or these provisions.

Applicable Price Source Disruption Fallbacks:

In the event of a Price Source Disruption, the Determination Agent shall apply each of the following Price Source Disruption Fallbacks for the determination of the Reference Rate, in the following order, until the Reference Rate can be determined.

1. Valuation Postponement	(As defined below)
2. Determination Agent Determination of Reference Rate	(As defined below)

“Calculation Agent” means Citibank, N.A., London Branch.

“Cumulative Events” means except as provided below, in no event shall the total number of consecutive calendar days during which either (i) determination of the Reference Rate is deferred due to an Unscheduled Holiday, or (ii) a Valuation Postponement shall occur (or any combination of (i) and (ii)), exceed 14 consecutive calendar days in the aggregate. Accordingly, (x) if, upon the lapse of any such 14 calendar day period, an Unscheduled Holiday shall have occurred or be continuing on the day following such period that otherwise would have been a Business Day, then such day shall be deemed to be a USD/JMD Determination Date, and (y) if, upon the lapse of any such 14 calendar day period, a Price Source Disruption shall have occurred or be continuing on the day following such period on which the Reference Rate otherwise would be determined, then Valuation Postponement shall not apply and the Reference Rate shall be determined in accordance with the next Disruption Fallback.

“Deferral Period for Unscheduled Holiday” means, in the event a scheduled USD/JMD Determination Date is postponed to the following Business Day due to the occurrence of an Unscheduled Holiday, and as a consequence, the USD/JMD Determination Date has not occurred on or before the 14th consecutive day after the scheduled USD/JMD Determination Date (any such period being a “Deferral Period”), then the next day after the Deferral Period that is or would have been a Business Day but for the Unscheduled Holiday shall be deemed to be the USD/JMD Determination Date.

“Determination Agent” means Citibank N.A., New York.

“Determination Agent Determination of Reference Rate” means the relevant USD/JMD exchange rate as determined by the Determination Agent in its sole discretion, acting in good faith and using commercially reasonable procedures to produce a commercially reasonable result.

“Early Redemption Date” means the day on which the Notes become due and payable in accordance with Condition 9 (Events of Default).

“Following Business Day Convention” means that if any Interest Payment Date is not a Business Day, the applicable payment shall be made on the next following Business Day (unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day), and no additional interest or other amounts will accrue or be payable by the Corporation in respect of any such postponed payment.

“Maximum Days of Postponement”: 14 calendar days.

“Price Source Disruption” means it becomes impossible to obtain the Reference Rate on the Valuation Date (or, if different, the day on which rates for that Valuation Date would, in the ordinary course, be published or announced by the relevant price source).

“Reference Rate” means in respect of a USD/JMD Determination Date, the USD/JMD arithmetic average of the Buying weighted average and Selling weighted average USD/JMD rates, expressed as the amount of Jamaican Dollar per one United States Dollar, as displayed under the Foreign Exchange Market section on the website of the Central Bank of Jamaica (http://www.boj.org.jm/), under subsection Daily FX Spot Trading Summary on the applicable USD/JMD Determination Date (or any successor or replacement page), and rounded to 2 decimal places.

If such rate is:

(i)discontinued and/or is no longer published by the Central Bank of Jamaica on any successor page; or

(ii)not indicative of the market standard rate (as determined in the sole discretion of the Determination Agent)

(clauses (i) and (iii), individually and collectively, the “Reference Rate Disruption Events”),

then the Reference Rate shall be determined by the Determination Agent, in its sole discretion, acting in good faith and using commercially reasonable procedures to produce a commercially reasonable result. For the avoidance of doubt, if any of the Reference Rate Disruption Events occurs or continues to exist, then the remedy specified in the preceding sentence shall supersede the Applicable Price Source Disruption Fallbacks specified above.

“Unscheduled Holiday” means a day that is not a Business Day and in respect of which the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in Kingston two Business Days prior to the scheduled USD/JMD Determination Date.

“USD/JMD Determination Date” means two (2) Business Days prior to the relevant Interest Payment Date, the Early Redemption Date or the Maturity Date, as the case may be, subject to adjustment in accordance with the Following Business Day Convention in the event of an Unscheduled Holiday, or if Valuation Postponement applies, such date on which the Price Source Disruption ceases, subject to the provisions in the Applicable Disruption Fallbacks.

“Valuation Date” means the USD/JMD Determination Date, subject to Valuation Postponement.

“Valuation Postponement” means, for purposes of obtaining the Reference Rate, that the Reference Rate will be determined on the Business Day first succeeding the day on which the Price Source Disruption ceases to exist, unless the Price Source Disruption continues to exist (measured from the date, that, but for the occurrence of the Price Source Disruption, would have been the USD/JMD Determination Date) for a consecutive number of calendar days equal to the Maximum Days of Postponement. In such event, the Reference Rate will be determined on the next Business Day after the Maximum Days of Postponement in accordance with the next applicable Price Source Disruption Fallback.

24.  Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

The Final Redemption Amount as determined in accordance with item 23. above plus accrued and unpaid interest, if any, as determined in accordance with item 15. above; provided that, for purposes of such determination, the USD/JMD Determination Date shall be the date that is two Business Days prior to the date upon which the Notes become due and payable.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes: DTC Global Registered Certificate available on Issue Date

26. New Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:	London, Kingston and New York

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable

31. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:	Not Applicable

35. Governing law:	New York

DISTRIBUTION

36. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	April 17, 2024

(iii) Stabilizing Manager(s) (if any):	Not Applicable

37. If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB, United Kingdom Telephone: +44 20 7986 1984 Attention: MTN Desk Email: mtndesk@citi.com

38. Total commission and concession:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Corporation in connection with this transaction, and the Dealer will receive from its affiliate amounts sourced from that swap which may comprise compensation. The Dealer may share all or a portion of such compensation with other securities distributors

39. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom M.V. Ceusters

	Name:	Tom M.V. Ceusters
	Title:	Director

Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	London

(ii) Admission to trading:	Application will be made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s Regulated Market with effect on or around April 19, 2024.

2.	RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No.

ISIN Code:	US45950VTG13

CUSIP:	45950VTG1

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Names and addresses of any Exchange Agent(s) (other than the Global Agent) (if any):	Not Applicable

5.	GENERAL

Applicable TEFRA exemption:	Not Applicable

6.	UNITED STATES TAXATION

The following supplements the discussion under the “Tax Matters” section of the Prospectus regarding the United States federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this Final Terms is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable United States federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Because the Notes are denominated in Jamaican Dollars, a United States holder of the Notes will generally be subject to special United States federal income tax rules governing foreign currency transactions, as described in the Prospectus in the last four paragraphs of “—Payments of Interest” under the “United States Holders” section. Pursuant to such rules, a United States holder should determine amounts received with respect to a Note (including principal and interest) by reference to the U.S. dollar value of the Jamaican Dollars amount of the payment, calculated at the currency exchange rate in effect on the date of payment. The U.S. dollar amount that is actually received by the United States holder may differ from the amount determined under the preceding sentence, since the U.S. dollar amount of the payment will be determined by reference to the Reference Rate as of the relevant Valuation Date. Accordingly, a United States holder of the Notes may recognize United States source foreign currency gain or loss in an amount equal to such difference (in addition to any foreign currency gain or loss otherwise recognized upon the receipt of an interest payment or a sale or retirement of the Notes). The U.S. Internal Revenue Service could take the position, however, that the amounts received by a United States holder in respect of a Note should be equal to the U.S. dollar amount that is actually received by the United States holder. Prospective United States holders of the Notes should consult their tax advisors regarding these rules.

Because a U.K. and Jamaican holiday (that is not also a U.S. federal holiday) falls on the Monday immediately following a scheduled interest payment date that falls on a Saturday, at least one of the intervals between interest payments will exceed one year. Under current law, the status of such interest is unclear, and interest on the Notes may, as a technical matter, not be “qualified stated interest” within the meaning of the relevant Treasury regulations. We, however, intend to treat interest on the Notes as issued without original issue discount for United States federal income tax reporting purposes. Please see the discussion in the Prospectus in “—Original Issue Discount—General” under the “United States Holders” section for more information.

Exhibit D

EXECUTION VERSION

TERMS AGREEMENT NO. 2646 UNDER

THE STANDARD PROVISIONS

April 17, 2024

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s JMD2,100,000,000 7.25 per cent Notes due April 19, 2029, payable in U.S. Dollars (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on April 19, 2024 (the “Settlement Date”) at an aggregate purchase price of USD13,555,689.68 (calculated as set forth below at the agreed Reference Rate of 154.9165 Jamaican Dollars per one United States Dollar) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to April 11, 2024 4:57 p.m. Central European time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the aggregate nominal amount of the Notes at the agreed rate of 154.9165 Jamaican Dollars per one United States Dollar).

6

The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Corporation.

7

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)

Citigroup Global Markets Limited (the “UK Manufacturer” understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

the Corporation notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Final Terms in connection with the Notes.

12	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

13

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS LIMITED

By: /s/ Philip Magowan

Name: Philip Magowan

Title: Delegated Signatory

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By: /s/ Tom M.V. Ceusters

Name: Tom M.V. Ceusters

Title: Director

SCHEDULE I

Notice Details of the Dealer:

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

Attention: MTN Desk

Telephone: +44 20 7986 1984

Email: mtndesk@citi.com